[redacted]

3/12/14
KW

14046809

SEC
Mail Processing
Section

FEB 28 2014

Washington, DC
124

EDSTATES
...XCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 66625

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Banco do Brasil Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Madison Avenue, 34th Floor
(No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rubens Cardoso da Silva - Managing Director (646) 845-3755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

100 North Tampa St, Suite 1700	Tampa	FL	33602
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/20/14

OATH OR AFFIRMATION

I, Rubens Cardoso da Silva, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Banco do Brasil Securities, LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAKOV GRBIC
Notary Public, State of New York
No. 01GR5020164
Qualified in Queens County
Certificate Filed in New York County
Commission Expires in Nov. 8, 2017

Notary Public

Signature

Managing Director
Title

STATE OF NEW YORK
County of New York
Sworn to and subscribed before me
this 20 day of FEB, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Table of Contents

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm

The Board of Directors and Member
Banco do Brasil Securities LLC, a wholly owned subsidiary of Banco do Brasil S.A.:

We have audited the accompanying statement of financial condition of Banco do Brasil Securities LLC, (the Company) a wholly owned subsidiary of Banco do Brasil S.A., as of December 31, 2013, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.10 of the Commodity Exchange Act, and the related notes to the statement of financial condition (the financial statement).

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this financial statement in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statement that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statement, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statement in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statement.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KPMG

Opinion

In our opinion, the financial statement referred to above presents fairly in all material respects, the financial position of Banco do Brasil Securities LLC (the Company), a wholly owned subsidiary of Banco do Brasil S.A. as of December 31, 2013, in accordance with U.S. generally accepted accounting principles.

KPMG LLP

February 26, 2014
Tampa, Florida
Certified Public Accountants

BANCO DO BRASIL SECURITIES LLC
(A Wholly Owned Subsidiary of Banco do Brasil S.A.)

Statement of Financial Condition

December 31, 2013

Assets

Cash and cash equivalents	$	724,126
Securities owned, at clearing broker, at fair value (notes 3 and 8)		29,713,882
Securities on deposit, at clearing broker, at fair value		604,933
Receivable from broker-dealers and clearing organizations		1,256,212
Receivables from syndications (note 3)		6,836,509
Other assets		165,059
Total assets	$	39,300,721

Liabilities and Member's Equity

Liabilities:		
Accrued expenses and other liabilities	$	1,575,832
Total liabilities		1,575,832
Member's equity		37,724,889
Total liabilities and member's equity	$	39,300,721

See accompanying notes to financial statement.

(1) Organization and Business

Banco do Brasil Securities LLC (the Company), a New York Limited Liability Company, is a wholly owned subsidiary, of Banco do Brasil S.A. (the Parent), a banking corporation incorporated under the laws of the Federative Republic of Brazil, which operates in offices located in New York, New York and Miami, Florida.

The Company is registered with the U.S. Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and National Futures Association (NFA) as an introducing broker-dealer. The principal business of the Company is to act as a broker-dealer in the execution of Brazilian securities transactions with U.S. investors and, at the same time, act as an agent for the Parent's Brazilian customer base investing in the U.S. capital markets. The Company acts as an introducing broker in securities, commodities, futures and options, fixed income, and in the underwriting of securities.

The Company clears all transactions with and for customers on a fully disclosed basis through a clearing firm. The Company does not accept customer funds and securities as customers transmit all such transactions to the clearing broker. The clearing broker carries all accounts for customers.

(2) Summary of Significant Accounting Policies

The financial statement of the Company has been prepared on the accrual basis of accounting and reflect the following significant accounting policies:

(a) Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

(b) Securities Transactions and Revenue Recognition

Transactions in securities and related revenue and expenses are recorded on a trade date basis. Transactions with related parties in which the Company acts as a selling agent for private placements and earns syndicate fee income are recorded on an accrual basis.

(c) Securities Owned and Securities on Deposit, at Fair Value

As of December 31, 2013, securities owned and securities on deposit consisted of $28,104,933 in U.S. Treasury Bills and $2,213,882 in a corporate bond held at clearing broker. Net realized and unrealized gains or losses on securities owned and securities on deposit are reflected within trading revenues, net, in the statement of operations. U.S. Treasury bills and the corporate bond are carried at fair value.

(d) Income Taxes

Provisions for U.S. federal, state, and local income taxes have not been made in the financial statement since the Company is a single member LLC, and the operations are treated as a part of the U.S. branch operations of the Parent. Certain transactions may result in foreign tax withholding that

may result in a foreign tax credit to be utilized against foreign source income or appear as a tax expense. The determination is made based on the facts of each transaction.

The Company's tax returns are subject to examination by federal, state and foreign taxing authorities. Because many types of transactions are susceptible to varying interpretations under federal, state and foreign income tax laws and regulations, the revenue or expenses reported in the accompanying financial statement may be subject to change at a later date upon final determination by the respective taxing authorities.

Accounting principles generally accepted in the United States of America require management to evaluate tax positions taken by the Company and recognize a tax liability (or asset) if the Company has taken an uncertain position that more likely than not would not be sustainable upon examination by the Internal Revenue Service. Management has analyzed the tax positions taken by the Company, and has concluded that as of December 31, 2013, there are no uncertain positions taken that would require recognition of a liability (or reduction of an asset) or disclosure in the financial statement. The Company is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax jurisdictions for any periods in progress. Management believes it is no longer subject to income tax examinations for years prior to 2010.

(e) Use of Estimates

The preparation of the financial statement in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

(f) Syndication Fees

Syndication fees includes gains, losses, and fees, net of syndicate expenses arising from securities offerings in which the Company acts as an underwriter or agent. Syndication fees are recorded on the offering date, sales concessions on the settlement date, and underwriting fees at the time the underwriting is completed and the income is reasonably determinable.

(3) Related–Party Transactions

Service agreements are in place with the Banco do Brasil S.A. New York Branch (Branch) and Banco do Brasil S.A. Miami Branch (Miami Branch) for the provision of payroll, administration, occupancy, equipment and communication services.

As of December 31, 2013, the Company has accrued $6,428,217 and $408,292 in receivables from syndications for syndicate fees earned from BB Securities London, and Branch and other syndications, respectively.

Since related party transactions represents a substantial portion of the Company's revenue, the Company's reported financial results may have differed substantially if the Company had operated on a stand-alone basis.

(Continued)

During 2013, the Company purchased 2,200,000 units of Banco do Brasil SA BB Brasil corporate bond with a floating rate maturing in July 2014. The Company is recording this security within securities owned, at clearing broker, at fair value. The corporate bond has a fair value of $2,213,882 with a yield of 3.02% at December 31, 2013.

(4) Income Taxes

The Company is a single-member LLC and is included in the federal and state income tax returns of the Branch.

There is no tax sharing agreement between the Company and its Parent, no dividends have been paid by the Company to its Parent for tax reimbursements, and the Company has no present intention to enter into a tax sharing agreement or distribute dividends to its Parent for tax reimbursements. As a result, no U.S. or state tax has been allocated to the Company in the financial statement. There were no temporary differences relative to the foreign income tax during the year ended December 31, 2013 or 2012.

(5) Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6-2/3% of aggregate indebtedness, as defined. At December 31, 2013, the Company had net capital of $27,820,190, which was $27,715,089 in excess of the amount required of $105,101.

(6) Financial Instruments with Off-Balance-Sheet Risk and Concentration of Credit Risk

In the normal course of business, securities transactions of customers of the Company are introduced and cleared through a correspondent clearing broker. Pursuant to an agreement between the Company and its clearing broker, the clearing broker has the right to charge the Company for unsecured losses that result in the event that a customer or counterparty is unable to fulfill its contractual obligations. The Company has a policy of reviewing the credit standing of each counterparty and customer with which it conducts business.

(7) Risk Management

Counterparties to the Company's activities are primarily retail clients and financial institutions, including brokers and dealers, banks, Banco do Brasil affiliates, and institutional clients.

In the normal course of business, the Company's activities mainly include acting as an agent for the trade execution of fixed income securities. These activities may expose the Company to risk arising from price volatility, which can reduce the client's ability to meet their obligations. To the extent clients are unable to meet their commitments to the Company, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company's customers' securities transactions are introduced on a fully disclosed basis to its clearing broker. Customer commodities transactions are introduced on a fully disclosed basis to its Futures Commission Merchant (FCM). The clearing broker and FCM carry all customer accounts of the Company and are responsible for collection of and payment of funds and receipt and delivery of securities relative to customer transactions.

Banco do Brasil, Grand Cayman Branch has issued a guarantee in the amount of $50 million to Pershing LLC, the Company's clearing broker to cover settlement risk.

(8) Fair Value Measurements

Substantially all of the Company's assets and liabilities are considered financial instruments and are either already carried at fair value or are short term in nature, bear interest at current market rates or are subject to frequent re-pricing. Therefore, their carrying amounts approximate their fair value.

The fair value of a financial instrument is defined as the amount that would be received to sell an asset or paid to transfer a liability, or the "exit price," in an orderly transaction between market participants at the measurement date.

The Company uses fair value measurements to record fair value adjustments to certain assets and liabilities and to determine fair value disclosures. The Company's securities owned and securities sold, but not yet purchased, are recorded at fair value on a recurring basis.

The fair value hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (which are considered Level 1 measurements) and the lowest priority to unobservable inputs (which are considered Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 – Quoted prices for similar instruments in active markets, quoted prices in markets that are not active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

Level 3 – Valuation is generated from model-based techniques that use significant assumptions not observable in the market. These unobservable assumptions would reflect the Company's estimates of assumptions that market participants would use in pricing the asset or liability. Such valuation techniques include the use of option pricing models, discounted cash flow models, and similar techniques.

The U.S. government securities with a fair value of $28,104,933 at December 31, 2013 were valued using Level 1 measurements. The corporate bonds with a fair value of $2,213,882 at December 31, 2013 were considered to have been valued using Level 2 measurement. The primary source for pricing is derived from dealer and broker quotes. There were no transfers of financial assets between Level 1 or Level 2 during the year ended December 31, 2013.

(Continued)

(9) Subsequent Events

The Company has evaluated events and transactions occurring subsequent to December 31, 2013 as of February 26, 2014, which is the date the financial statement was available to be issued. Management believes that no material events have occurred since December 31, 2013 that require recognition or disclosure in the financial statement.

KPMG

KPMG LLP
Suite 1700
100 North Tampa Street
Tampa, FL 33602-5145

Report of Independent Registered Public Accounting Firm on Internal Control Pursuant to Securities and Exchange Commission Rule 17a-5 and Commodity Futures Trading Commission Regulation 1.16

The Board of Directors and Member
Banco do Brasil Securities LLC,
a wholly owned subsidiary of Banco do Brasil S.A.:

In planning and performing our audit of the financial statements of Banco do Brasil Securities LLC, (the Company), a wholly owned subsidiary of Banco do Brasil S.A. as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13, and

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Also, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16 in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17. Because the Company does not carry futures accounts for customers or perform custodial functions relating to customer futures transactions, we did not review the practices and procedures followed by the Company in any of the following:

1. The daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based on such computations; and

2. The daily computations of the foreign futures and foreign options secured amount requirements pursuant to Regulation 30.7 of the CFTC.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding second and third paragraphs, and to assess whether those practices and procedures can be expected to achieve the SEC's and CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) lists additional objectives of the practices and procedures listed in the preceding second and third paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, the Commodity Exchange Act and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were adequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the Financial Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers and futures commission merchants, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 26, 2014
Tampa, Florida
Certified Public Accountants